UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

PFENEX INC.

(Name of Subject Company)

PFENEX INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

717071104

(CUSIP Number of Class of Securities)

Evert B. Schimmelpennink

Chief Executive Officer

Pfenex Inc.

10790 Roselle Street

San Diego, CA 92121

(858) 352-4400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Dan Koeppen Zachary Myers Wilson Sonsini Goodrich & Rosati, Professional Corporation 12235 El Camino Real San Diego, California 92130 (858) 350-2300	Ethan Lutske Wilson Sonsini Goodrich & Rosati, Professional Corporation One Market Plaza Spear Tower, Suite 3300 San Francisco, California 94105 (415) 947-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement of Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Pfenex Inc., a Delaware corporation (“Pfenex” or the “Company”), with the United States Securities Exchange Commission (the “SEC”) on August 31, 2020, relating to the tender offer (the “Offer”) by Pelican Acquisition Sub, Inc., a Delaware corporation (“Acquisition Sub”) and a wholly owned subsidiary of Ligand Pharmaceuticals Incorporated, a Delaware corporation (“Ligand”), to purchase all of the outstanding shares of common stock of Pfenex, par value $0.001 per share (the “Shares”) for a purchase price of (i) $12.00 per Share, in cash (the “Cash Portion”), and (ii) a non-transferrable contractual contingent value right per Share (a “CVR”), pursuant to the Contingent Value Rights Agreement (as it may be amended from time to time, the “CVR Agreement”), to receive a contingent payment of $2.00 in cash upon the achievement of a specified milestone as set forth in the CVR Agreement (the “CVR Portion, and together with the Cash Portion, the “Offer Price”), without interest, subject to any required tax withholding and upon the terms and subject to the conditions set forth in Acquisition Sub’s Offer to Purchase, dated August 31, 2020 (the “Offer to Purchase”), and in the related Letter of Transmittal (“Letter of Transmittal”), which, together with the Offer to Purchase and other related materials, as each may be amended, supplemented, or otherwise modified from time to time in accordance with the Agreement and Plan of Merger, dated as of August 10, 2020, by and among Ligand, Acquisition Sub, and Pfenex (the “Merger Agreement”), constitute the “Offer.” The Offer is described in the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Ligand and Acquisition Sub filed with the SEC on August 31, 2020. The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule 14D-9 and are incorporated herein by reference.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

Item 3 of the Schedule 14D-9 is hereby amended as follows:

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

On page 6, the paragraph under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Directors and Executive Officers of Pfenex—Interests of Certain Persons.” is hereby amended and restated in its entirety as follows:

The executive officers of Pfenex and the members of the Board may have interests in the Offer, the Merger and the other transactions contemplated by the Merger Agreement that are different from, or in addition to, the interests of Pfenex’s stockholders, generally. These interests may create potential conflicts of interest. Those interests include: (i) accelerated vesting and cash out of outstanding Company Options in connection with the Merger; (ii) in the case of executive officers, enhanced severance benefits in the event of certain qualifying terminations of employment in connection with the closing of the Merger; and (iii) indemnification rights and benefits in their capacities as directors and officers of Pfenex. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby, as more fully discussed below in this “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 4. The Solicitation or Recommendation—Recommendation of the Board.”

Item 4 of the Schedule 14D-9 is hereby amended as follows:

Item 4. The Solicitation or Recommendation.

On page 14, the second paragraph under the heading “Item 4. The Solicitation or Recommendation—Recommendation of the Board.” is hereby amended and restated as follows:

Accordingly, and for the reasons described in more detail below, the Board recommends, on behalf of the Company, that Pfenex’s stockholders accept the Offer and tender their Shares pursuant to the Offer. A copy of the letter to Pfenex’s stockholders, dated August 31, 2020, communicating the recommendation of the Board, on behalf of the Company, is filed as Exhibit (a)(2) hereto and is incorporated herein by reference.

On page 16, the paragraph beginning with “On April 20, 2020,” under the heading “Item 4. The Solicitation or Recommendation—Background of the Merger.” is hereby amended and restated as follows:

On April 2, 2020, Pfenex, as a result of a conflict of interest with its existing financial advisor and in consultation with and at the direction of the Board, engaged a second financial advisor to assist with its existing strategy of exploring potential acquisitions. For the avoidance of doubt, neither of such financial advisors were, or were affiliated with, William Blair.

On page 19, the paragraph beginning with “On May 18, 2020” under the heading “Item 4. The Solicitation or Recommendation—Background of the Merger.” is hereby amended and restated as follows:

On May 18, 2020, the Strategic Transaction Committee met with William Blair who presented its qualifications and proposed terms of their engagement. Prior to the meeting, William Blair disclosed the fact that William Blair held a minority equity position in both Pfenex and Ligand, each of which were also publicly disclosed in SEC filings at the time. In addition, William Blair confirmed prior to the meeting that it had not provided any investment banking services to Ligand in the prior two years. At the meeting, William Blair disclosed that it had cleared its internal investment banking conflicts procedures and that appropriate informational barriers existed between the investment banking advisory team and the investment management unit that holds minority equity positions in both Pfenex and Ligand. As a result of the informational barriers, William Blair confirmed that the investment management team had no knowledge of the potential transaction, nor any influence over the investment banking team providing advice to Pfenex. As part of the review of the potential engagement of William Blair, the Strategic Transaction Committee considered whether it believed that William Blair may have any potential conflict of interest and determined that the fact that there were informational barriers between the investment banking team and investment team mitigated any potential conflict of interest. In addition, the Strategic Transaction Committee discussed, and ultimately negotiated with William Blair, a fee structure to compensate William Blair with a higher advisory fee if the acquisition transaction per share consideration is greater than a certain threshold. The Strategic Transaction Committee discussed and agreed that the tiered fee structure would create a financial incentive for William Blair to maximize the acquisition transaction per share consideration for Pfenex stockholders. In addition, in further alignment of the interests of Pfenex and William Blair, and in the event a CVR or other structure was negotiated with contingent consideration to be potentially paid following the closing, the parties agreed that an amount of the success fee proportionate to any contingent amount of the total transaction consideration would be withheld until Pfenex stockholders actually received such contingent consideration. As a result of the above factors, the Strategic Transaction Committee determined it was appropriate to engage William Blair as the financial advisor to Pfenex and did not believe there was a disabling conflict of interest in doing so.

On page 25, the first paragraph under the heading “Item 4. The Solicitation or Recommendation—Recommendation of the Board—Reasons for the Board’s Recommendation.” is hereby amended and restated as follows:

In evaluating the Merger Agreement and the transactions contemplated by the Merger Agreement, the Board consulted with Pfenex’s management team, outside legal counsel, and financial advisors. The Board has unanimously determined that the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement are advisable, fair to and in the best interest of Pfenex and its stockholders. In unanimously recommending, on behalf of the Company, that stockholders accept the Offer and tender their Shares pursuant to the Offer, the Board considered numerous factors. In making its determination, the Board focused on a number of reasons, including the following potential advantages and disadvantages; however, these reasons are not ranked and should not be quantitatively weighted;

On page 31, the last full paragraph under the heading “Item 4. The Solicitation or Recommendation—Projected Financial Information” is hereby amended and restated as follows:

As noted above, the Financial Projections reflect numerous estimates and assumptions made by Pfenex’s management at the time they were prepared regarding general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to our business, all of which are difficult to predict and many of which are beyond our control. The Pfenex management projections include certain assumptions relating to, among other things, (i) Pfenex’s expectations relating to projected revenues of its existing, commercialized products, including assumptions relating to pricing and market share as well as assumptions relating to timing of additional regulatory approvals; (ii) the likelihood of Pfenex and its collaboration and development partners being able to continue to develop and ultimately commercialize its early stage products, and related assumptions relating to future pricing and market share with respect thereto; (iii) assumptions about Pfenex’s ability to develop and commercialize new products; and (iv) Pfenex’s expectations relating to gross margins, capital expenditures, working capital and operating costs in light of the foregoing, including expenses related to research and development as well as general and administrative expenses, in each case over the full period of the projections and taking into account the inherent uncertainty in making projections over extended time horizons.

On page 31, the second full paragraph under the heading “Item 4. The Solicitation of Recommendation—Opinion of Pfenex’s Financial Advisor.” is hereby amended and restated as follows:

THE FULL TEXT OF WILLIAM BLAIR’S WRITTEN OPINION, DATED AUGUST 10, 2020, IS ATTACHED AS ANNEX A TO THIS SCHEDULE 14D-9 AND INCORPORATED INTO THIS SCHEDULE 14D-9 BY REFERENCE. YOU ARE URGED TO READ THE ENTIRE FAIRNESS OPINION CAREFULLY AND IN ITS ENTIRETY TO LEARN ABOUT THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITS ON THE SCOPE OF THE REVIEW UNDERTAKEN BY WILLIAM BLAIR IN RENDERING ITS OPINION. THE ANALYSIS PERFORMED BY WILLIAM BLAIR SHOULD BE VIEWED IN ITS ENTIRETY; NONE OF THE METHODS OF ANALYSIS SHOULD BE VIEWED IN ISOLATION. WILLIAM BLAIR’S FAIRNESS OPINION WAS DIRECTED TO THE BOARD FOR ITS USE AND BENEFIT IN EVALUATING THE FAIRNESS OF THE MERGER CONSIDERATION TO BE RECEIVED BY THE HOLDERS OF SHARES (OTHER THAN NON-PARTICIPANTS) PURSUANT TO THE MERGER AGREEMENT AND RELATES ONLY TO THE FAIRNESS, AS OF THE DATE OF WILLIAM BLAIR’S FAIRNESS OPINION AND FROM A FINANCIAL POINT OF VIEW, OF THE MERGER CONSIDERATION TO BE RECEIVED BY THE HOLDERS OF SHARES (OTHER THAN NON-PARTICIPANTS) IN THE MERGER. WILLIAM BLAIR’S FAIRNESS OPINION DOES NOT ADDRESS ANY OTHER ASPECTS OF THE MERGER OR ANY RELATED TRANSACTION, AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF COMMON STOCK AS TO HOW SUCH SHAREHOLDER SHOULD VOTE WITH RESPECT TO THE MERGER. WILLIAM BLAIR DID NOT ADDRESS THE MERITS OF THE UNDERLYING DECISION BY THE COMPANY TO ENGAGE IN

THE MERGER. THE FOLLOWING SUMMARY OF WILLIAM BLAIR’S FAIRNESS OPINION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF ITS FAIRNESS OPINION ATTACHED TO THIS SCHEDULE 14D-9 AS ANNEX A. FOR THE AVOIDANCE OF DOUBT, WILLIAM BLAIR CONSENTED TO THE INCLUSION OF THE FULL TEXT OF ITS FAIRNESS OPINION ATTACHED TO THIS SCHEDULE 14D-9 AS ANNEX A.

On page 32, the sixth bullet point under the heading “Item 4. The Solicitation or Recommendation—Opinion of Pfenex’s Financial Advisor.” is hereby amended and restated as follows:

•

the probability of achievement of the CVR Payment Milestone on March 31, 2021, as projected by senior management of the Company and provided to William Blair on August 4, 2020, assumed an 85% probability of achievement (the “CVR Probabilities”);

Item 8 of the Schedule 14D-9 is hereby amended as follows:

Item 8. Additional Information.

On page 46, the section under the heading “Item 8. Additional Information – Legal Proceedings” is hereby amended and restated in its entirety as follows:

On September 4, 2020, a purported class action complaint was filed in the United States District Court for the District of Delaware by Edward Smith, individually and on behalf of all others similarly situated, against Pfenex, the Board, Ligand, and Acquisition Sub. The complaint alleges that the Schedule 14D-9 omits material information or contains misleading disclosures and that, as a result, (a) all defendants violated Section 14(e) of the Exchange Act, (b) all defendants violated Section 14(d) of the Exchange Act, and (c) each member of the Board violated Section 20(a) of the Exchange Act. The complaint seeks, among other things, (1) to enjoin the proceeding and consummation of the Offer and the Merger; (2) to cause the defendants to file revised disclosures; (3) in the event the Offer and the Merger are consummated, rescission, setting it aside, or awarding rescissory damages; and (4) plaintiff’s attorneys’ and experts’ fees and expenses. Pfenex believes the claims asserted in the complaint are without merit.

On September 9, 2020, a complaint was filed in the United States District Court for the Eastern District of New York by a purported stockholder, John Rivera, individually, against Pfenex and the Board. The complaint alleges that the Schedule 14D-9 omits material information or contains misleading disclosures and that, as a result, (a) all defendants violated Section 14(e) of the Exchange Act, (b) all defendants violated Section 14(d)(4) of the Exchange Act, and (c) each member of the Board violated Section 20(a) of the Exchange Act. The complaint seeks, among other things, (1) to enjoin the proceeding and consummation of the Offer and the Merger unless or until the defendants file revised disclosures; (2) in the event the Offer and the Merger are consummated, rescission, setting it aside, or awarding rescissory damages; and (3) plaintiff’s attorneys’ and experts’ fees and expenses. Pfenex believes the claims asserted in the complaint are without merit.

On September 14, 2020, a complaint was filed in the United Stated District Court for the Southern District of California by Elizabeth Naglich, individually, against Pfenex and the Board. The complaint alleges that the Schedule 14D-9 omits material information or contains misleading disclosures and that, as a result, the defendants (a) violated Section 14(e) of the Exchange Act, and (b) violated Section 20(a) of the Exchange Act. The complaint seeks, among other things, (1) to enjoin the proceeding and consummation of the Offer and the Merger; (2) in the event the Offer and the Merger are consummated, rescission, setting it aside, or awarding rescissory damages; and (3) plaintiff’s attorneys’ and experts’ fees and expenses. Pfenex believes the claims asserted in the complaint are without merit.

Additional complaints may be filed against Pfenex, the Board, Ligand and/or Acquisition Sub in connection with the transactions contemplated by the Merger Agreement, the Schedule TO and the Schedule 14D-9.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

PFENEX INC.

By:	/s/ Evert B. Schimmelpennink
Name: Evert B. Schimmelpennink
Title: Chief Executive Officer & President

Dated: September 16, 2020